U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of November 2003

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release, dated November 6, 2003, relating to the announcement of the allocation of stock options (stock acquisition rights)

2.	Press release, dated November 14, 2003, relating to the announcement of the final terms of stock acquisition rights to be issued as stock options

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	November 19, 2003	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Notice relating to Allocation of Stock Options

(Stock Acquisition Rights)

Tokyo, Japan — November 6, 2003 — Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today resolved at a meeting of its Board of Directors the details of stock acquisition rights to be issued as stock options (the “Stock Acquisition Rights) pursuant to Article 280-20 and 280-21 of the Commercial Code of Japan and the resolution at the 14th ordinary general meeting of shareholders on March 26, 2003.

1. Issue date of stock acquisition rights:

November 14, 2003

2. Number of stock acquisition rights to be issued:

3,000 (The number of shares to be issued upon exercise of each Stock Acquisition Right is 500)

3. Class of shares subject to the exercise of stock acquisition rights:

Common shares of the Company

4. Issue price of stock acquisition rights:

None

5. Amount to be paid upon exercise of stock acquisition rights (exercise price):

To be decided on November 14, 2003

6. Aggregated amount to be issued or transferred upon exercise stock acquisition rights:

To be decided on November 14, 2003

7. Exercise period of the stock acquisition rights:

From November 14, 2004 to November 13, 2008

8. Amount to be accounted for as stated capital:

The amount to be accounted for as stated capital shall mean an amount obtained by multiplying the exercise price (to be decided on November 14, 2003) by 0.5, with any fraction amounts to be rounded up to a full yen.

9. Individuals who will be allotted the stock acquisition rights:

The directors and employees of the Company and its affiliates, totally 1,646 persons

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

Trend Micro Announces Final Terms of Stock Acquisition Rights to be issued as Stock Options

Tokyo, Japan — November 14, 2003 — Trend Micro (TSE: 4704; Nasdaq: TMIC), a worldwide leader in antivirus and Internet content security software and services, today announced that the final terms of Stock Acquisition Rights to be issued as stock options.

1. Amount to be paid upon exercise of Stock Acquisition Rights:

1,347,500 yen per Stock Acquisition Right (2,695 yen per share)

2. Amount to be accounted for as stated capital:

1,348 yen per share

3. Aggregated amount to be issued or transferred upon exercise Stock Acquisition Rights:

4,042,500,000 yen

Notes:

Issue date of Stock Acquisition Rights:

November 14, 2003

Number of Stock Acquisition Rights to be issued:

3,000 (The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is 500.)

Exercise period of the stock acquisition rights:

From November 14, 2004 to November 13, 2008

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp